As filed with the Securities and Exchange Commission on January 12, 2016

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BGC PARTNERS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	13-4063515
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

499 Park Avenue

New York, New York 10022

(212) 610-2200

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Stephen M. Merkel

Executive Vice President,

General Counsel and Secretary

BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

(212) 610-2200

(212) 829-4708 fax

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Christopher T. Jensen

George G. Yearsich

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

(212) 309-6001 fax

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement, as determined by market conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 under the Securities Exchange Act of 1934:

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee (3)
Class A Common Stock, par value $0.01 per share	23,481,192	$8.93	$209,687,045	$21,115

(1)	Represents the number of shares of BGC Partners, Inc.’s Class A common stock, par value $0.01 per share (the “Class A common stock”), registered for resale by the Selling Stockholders. Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), BGC Partners, Inc. is also registering an indeterminate number of additional shares of Class A common stock issuable by reason of any stock dividend, stock split, recapitalization or other similar transaction.
(2)	Pursuant to Rule 457(c) under the Securities Act, and solely for the purpose of calculating the registration fee, the proposed maximum offering price per share is $8.93, which is the average of the high and low prices of the Class A common stock on January 8, 2016 on the Nasdaq Global Select Market.
(3)	Calculated by multiplying the estimated aggregate offering price of the securities being registered by .0001007.

BGC PARTNERS, INC.

23,481,192 Shares of Class A Common Stock

In connection with the acquisition of the remaining minority interest in GFI Group Inc., which we refer to as “GFI,” on January 12, 2016 BGC Partners, Inc., which we refer to as “BGC Partners,” “BGC,” “we,” “us,” or “our,” issued to stockholders of Jersey Partners Inc., which we refer to as “JPI,” an aggregate of 23,481,192 shares of our Class A common stock, par value $0.01 per share, which we refer to as our “Class A common stock,” in a private placement pursuant to that certain Agreement and Plan of Merger, dated as of December 22, 2015, by and among BGC, JPI Merger Sub 1, Inc., JPI Merger Sub 2, LLC, JPI, New JP Inc. and the individual signatories thereto, which we refer to as the “Back-End Merger Agreement.” We agreed in the Back-End Merger Agreement to register for resale the 23,481,192 that we issued to the stockholders of JPI, which we refer to as the “JPI Stockholders.” The shares issued upon the closing of the merger pursuant to the Back-End Merger Agreement are registered for resale in the registration statement of which this prospectus forms a part.

These 23,481,192 shares of our Class A common stock may be offered and sold from time to time through this prospectus by the JPI Stockholders for their own account or by certain pledgees, donees, transferees, or other successors in interest of the shares, including banks or other financial institutions which may enter into stock pledge or other financing transactions with the JPI Stockholders, which we refer to collectively as the “Selling Stockholders.” Any such additional Selling Stockholders may be named by prospectus supplement.

The Selling Stockholders may sell the shares of our Class A common stock included in this prospectus (other than through an underwritten offering) from time to time directly to purchasers, to dealers, or through agents, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at privately negotiated prices. Such sales may be made from time to time on a delayed or continuous basis. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each and any sale.

We will not receive any of the proceeds from the sale of shares of our Class A common stock by the Selling Stockholders. Certain of the Selling Stockholders have indemnification and other obligations to us in accordance with the Back-End Merger Agreement and other agreements with respect to the GFI acquisition and certain litigation related thereto.

We have agreed to pay certain expenses in connection with the registration for resale of the shares by the Selling Stockholders through this prospectus. The Selling Stockholders will pay any fees and commissions, legal fees of any counsel engaged by any Selling Stockholder and transfer taxes applicable to the shares sold by them through this prospectus.

Our Class A common stock is traded on the Nasdaq Global Select Market under the symbol “BGCP.” On January 11, 2016, the last reported sales price of the Class A common stock was $8.90 per share.

An investment in shares of our Class A common stock involves risks. See the “Risk Factors” section of our latest Annual Report on Form 10-K filed with the Securities and Exchange Commission, which we refer to as the “SEC,” and any updates to those risk factors or new risk factors contained in our subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, all of which we incorporate by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 12, 2016.

You should rely only on the information provided in this prospectus and any applicable prospectus supplement, as well as the information incorporated by reference into this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus, any prospectus supplement or any documents incorporated by reference is accurate as of any date other than the date of the applicable document. Since the respective dates of this prospectus, any prospectus supplement and the documents incorporated by reference into this prospectus or any prospectus supplement, our businesses, financial condition, results of operations and prospects might have changed.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a shelf registration process. Under the shelf registration process, the Selling Stockholders may sell shares of our Class A common stock as described in this prospectus in one or more offerings. Any prospectus supplement may add, update, or change the information contained in this prospectus, including the identity of any of the Selling Stockholders and the number of shares registered on their behalf. You should read carefully both this prospectus and any applicable prospectus supplement, together with the additional information described below.

This prospectus, any applicable prospectus supplement, and the documents incorporated by reference herein or therein include important information about us, our Class A common stock, this offering, and other information you should know before investing. You should read this prospectus and any applicable prospectus supplement together with the additional information described under the headings “Where You Can Find More Information” and “Documents Incorporated by Reference” before investing in shares of our Class A common stock.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the “Securities Act,” and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.” Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein or in documents incorporated by reference that are not statements of historical fact may be deemed to be forward-looking statements. For example, words such as “may,” “will,” “should,” “estimates,” “predicts,” “potential,” “continue,” “strategy,” “believes,” “anticipates,” “plans,” “expects,” “intends” and similar expressions are intended to identify forward-looking statements.

Our actual results and the outcome and timing of certain events may differ significantly from the expectations discussed in the forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to, the factors set forth below and may impact either or both of our operating segments:

•	market conditions, including trading volume and volatility, potential deterioration of equity and debt capital markets and markets for commercial real estate and related services, and our ability to access the capital markets;

•	pricing, commissions and fees, and market position with respect to our products and services and those of our competitors;

•	the effect of industry concentration and reorganization, reduction of customers, and consolidation;

•	liquidity, regulatory, and clearing capital requirements and the impact of credit market events;

•	our relationships with Cantor Fitzgerald, L.P. and its affiliates, which we refer to as “Cantor,” including Cantor Fitzgerald & Co., which we refer to as “CF&Co,” and Cantor Commercial Real Estate Company, L.P, which we refer to as “CCRE,” any related conflicts of interest, any impact of Cantor’s results on our credit ratings and/or the associated outlooks, any loans to or from us or Cantor, CF&Co’s acting as our sales agent under our controlled equity or other offerings, CF&Co’s acting as a market maker in our debt securities, CF&Co’s acting as our financial advisor in connection with potential business combinations, dispositions, or other transactions, our participation in various investments, stock loans or cash management vehicles placed by or recommended by CF&Co, and any services by CCRE with respect to finding and reviewing suitable acquisition or partner candidates, structuring transactions, and negotiating and due diligence services;

•	economic or geopolitical conditions or uncertainties, the actions of governments or central banks, and the impact of natural disasters or weather-related or similar events, including power failures, communication and transportation disruptions, and other interruptions of utilities or other essential services;

•	the effect on our businesses, our clients, the markets in which we operate, and the economy in general of possible shutdowns of the U.S. government, sequestrations, uncertainties regarding the debt ceiling and the federal budget, and other potential political impasses;

•	the effect on our businesses of reductions in overall industry volumes in certain of our products as a result of Federal Reserve Board quantitative easing, the ending of quantitative easing, changes in interest rates, market volatility, and other factors, including the level and timing of governmental debt issuances and outstanding amounts;

•	the effect on our businesses of worldwide governmental debt issuances, austerity programs, increases or decreases in deficits, quantitative easing, and other changes to monetary policy, and potential political impasses or regulatory requirements, including increased capital requirements for banks and other institutions;

•	extensive regulation of our businesses, changes in regulations relating to the financial services, commercial real estate and other industries, and risks relating to compliance matters, including regulatory examinations, inspections, investigations and enforcement actions, and any resulting costs, fines, penalties, sanctions, enhanced oversight, increased financial and capital requirements, and changes to or restrictions or limitations on specific activities, operations, compensatory arrangements, and growth opportunities, including acquisitions, hiring, and new businesses, products, or services;

•	factors related to specific transactions or series of transactions, including credit, performance, and unmatched principal risk, trade failures, counterparty failures, and the impact of fraud and unauthorized trading;

•	costs and expenses of developing, maintaining, and protecting our intellectual property, as well as employment and other litigation and their related costs, including judgments or settlements paid or received and the impact thereof on our financial results and cash flows in any given period;

•	certain financial risks, including the possibility of future losses, reduced cash flows from operations, increased leverage, and the need for short- or long-term borrowings, including from Cantor, or other sources of cash relating to acquisitions, dispositions, or other matters, potential liquidity and other risks relating to our ability to obtain financing or refinancing of existing debt on terms acceptable to us, if at all, and risks of the resulting leverage, including potentially causing a reduction in our credit ratings and/or the associated outlooks and increased borrowing costs, as well as interest rate and foreign currency exchange rate fluctuations;

•	risks associated with the temporary or longer-term investment of our available cash, including defaults or impairments on our investments, stock loans, or cash management vehicles and collectability of loan balances owed to us by partners, employees, or others;

•	our ability to enter new markets or develop new products, trading desks, marketplaces, or services for existing or new customers and to induce such customers to use these products, trading desks, marketplaces, or services and to secure and maintain market share;

•	our ability to enter into marketing and strategic alliances and business combinations or other transactions in the financial services, real estate, and other industries, including acquisitions, tender offers, dispositions, reorganizations, partnering opportunities, and joint ventures, our ability to maintain or develop relationships with independently owned offices in our real estate services business and our ability to grow in other geographic regions, the anticipated benefits of any such transactions, relationships, or growth, and the future impact of any such transactions, relationships, or growth on our financial results for current or future periods, the integration of any completed acquisitions and the use of proceeds of any completed dispositions, and the value of and any hedging entered into in connection with consideration received or to be received in connection with such dispositions;

•	our estimates or determinations of potential value with respect to various assets or portions of our businesses, including with respect to the accuracy of the assumptions or the valuation models or multiples used;

•	our ability to hire and retain personnel, including brokers, salespeople, managers, and other professionals;

•	our ability to expand the use of technology for hybrid and fully electronic trading in our product and service offerings;

•	our ability to effectively manage any growth that may be achieved, while ensuring compliance with all applicable financial reporting, internal control, legal compliance, and regulatory requirements;

•	our ability to identify and remediate any material weaknesses in our internal controls that could affect our ability to prepare financial statements and reports in a timely manner, control our policies, practices and procedures, operations, and assets, assess and manage our operational, regulatory, and financial risks, and integrate our acquired businesses and brokers, salespeople, managers, and other professionals;

•	the effectiveness of our risk management policies and procedures, and the impact of unexpected market moves and similar events;

•	information technology risks, including capacity constraints, failures, or disruptions in our systems or those of the clients, counterparties, exchanges, clearing facilities, or other parties with which we interact, including cybersecurity risks and incidents and regulatory focus on the same;

•	the fact that the prices at which shares of our Class A common stock are sold in one or more of our controlled equity offerings or in other offerings or other transactions may vary significantly, and purchasers of shares in such offerings or transactions, as well as existing stockholders, may suffer significant dilution if the price they paid for their shares is higher than the price paid by other purchasers in such offerings or transactions;

•	our ability to meet expectations with respect to payments of dividends and distributions and repurchases of shares of our Class A common stock and purchases or redemptions of limited partnership interests of BGC Holdings, L.P., which we refer to as “BGC Holdings,” or other equity interests in our subsidiaries, including from Cantor, our executive officers, other employees, partners, and others, and the net proceeds to be realized by us from offerings of our shares of Class A common stock; and

•	the effect on the market for and trading price of our Class A common stock of various offerings and other transactions, including our controlled equity and other offerings of our Class A common stock and convertible or exchangeable debt securities, our repurchases of shares of our Class A common stock and purchases of BGC Holdings limited partnership interests or other equity interests in our subsidiaries, exchanges by Cantor of shares of our Class A common stock for shares of our Class B common stock, any exchanges or redemptions of limited partnership units and issuances of shares of Class A common stock in connection therewith, including in partnership restructurings, our payment of dividends on our Class A common stock and distributions on BGC Holdings limited partnership interests, convertible arbitrage, hedging, and other transactions engaged in by holders of our 4.50% convertible notes and counterparties to our capped call transactions, share sales and stock pledge, stock loan, and other financing transactions by holders of our shares (including by Cantor, the JPI Stockholders or others), including of shares acquired pursuant to our employee benefit plans, unit exchanges and redemptions, partnership restructurings, acquisitions, conversions of our Class B common stock and our convertible notes, conversions or exchanges of our convertible or exchangeable debt securities, stock pledge, stock loan, or other financing transactions, and distributions from Cantor pursuant to Cantor’s distribution rights obligations and other distributions to Cantor partners, including deferred distribution rights shares.

The foregoing risks and uncertainties, as well as any risks and uncertainties referred to under the heading “Risk Factors” and those incorporated by reference herein, may cause actual results and events to differ materially from the forward-looking statements. The information included or incorporated by reference is given as of the respective dates of this prospectus, any applicable prospectus supplement or the documents incorporated by reference herein or therein, and future results or events could differ significantly from these forward-looking statements. We do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

v

CERTAIN DEFINED TERMS

Unless we otherwise indicate or unless the context requires otherwise, any reference in this prospectus to:

•	“4.50% convertible notes” refers to the BGC Partners 4.50% convertible senior notes due 2016, which are convertible into shares of Class A common stock;

•	“5.375% notes” refers to the BGC Partners 5.375% senior notes due 2019, which are not convertible into shares of Class A common stock;

•	“8.125% notes” refers to the BGC Partners 8.125% senior notes due 2042, which are not convertible into shares of Class A common stock;

•	“8.375% GFI notes” refers to the GFI 8.375% senior notes due 2018, which are not convertible into shares of GFI common stock or shares of our Class A common stock;

•	“April 2008 distribution rights shares” refers to shares of Class A common stock distributed, or to be distributed on a deferred basis, by Cantor to certain current and former partners of Cantor pursuant to distribution rights provided to such partners on April 1, 2008;

•	“BGC Global” refers to BGC Global Holdings, L.P., which holds the non-U.S. businesses of BGC Partners;

•	“BGC Holdings” refers to BGC Holdings, L.P.;

•	“BGC Partners” refers to BGC Partners, Inc. and its consolidated subsidiaries;

•	“BGC Partners OldCo” refers to BGC Partners, LLC (formerly known as BGC Partners, Inc.) before the merger;

•	“BGC U.S.” refers to BGC Partners, L.P., which holds the U.S. businesses of BGC Partners;

•	“Cantor” refers to Cantor Fitzgerald, L.P. and its subsidiaries other than BGC Partners;

•	“CF&Co” refers to Cantor Fitzgerald & Co.;

•	“CFGM” refers to CF Group Management, Inc., the managing general partner of Cantor;

•	“Class A common stock” refers to BGC Partners Class A common stock, par value $0.01 per share;

•	“Class B common stock” refers to BGC Partners Class B common stock, par value $0.01 per share;

•	“common stock” refers to Class A common stock and Class B common stock, collectively;

•	“Convertible Senior Notes” refers to the BGC Partners 8.75% convertible senior notes due 2015, which were converted into 24,042,599 shares of our Class A common stock on April 13, 2015;

•	“deferred distribution rights shares” refers to distribution rights shares to be distributed by Cantor on a deferred basis;

•	“distribution rights” refers to the obligation of Cantor to distribute to certain current and former partners of Cantor shares of Class A common stock;

•	“distribution rights shares” refers to the April 2008 distribution rights shares and the February 2012 distribution rights shares, collectively;

•	“eSpeed” refers to eSpeed, Inc.;

•	“February 2012 distribution rights shares” refers to shares of Class A common stock to be distributed on a deferred basis to certain partners of Cantor in payment of previous quarterly partnership distributions pursuant to distribution rights provided to such partners on February 14, 2012;

•	“founding partners” refers to the individuals who became limited partners of BGC Holdings in the mandatory redemption of interests in Cantor in connection with the separation and merger and who provide services to BGC Partners (provided that members of the Cantor group and Howard W. Lutnick (including any entity directly or indirectly controlled by Mr. Lutnick or any trust with respect to which he is a grantor, trustee or beneficiary) are not founding partners);

•	“founding/working partners” refers to founding partners and/or working partners of BGC Holdings;

•	“GAAP” refers to accounting principles generally accepted in the United States of America;

•	“GFI” refers to GFI Group Inc.;

•	“limited partners” refers to holders of limited partnership units;

•	“limited partnership interests” refers to founding/working partner units, limited partnership units and Cantor units, collectively;

•	“limited partnership units” refers to, among others, REUs, RPUs, PSUs, PSIs, LPUs, PPSUs and NPSUs of BGC Holdings, collectively;

•	“merger” refers to the merger of BGC Partners OldCo with and into eSpeed on April 1, 2008 pursuant to the Agreement and Plan of Merger, dated as of May 29, 2007, as amended as of November 5, 2007 and February 1, 2008, by and among eSpeed, BGC Partners OldCo, Cantor, BGC U.S., BGC Global and BGC Holdings;

•	“Nasdaq” refers to Nasdaq, Inc.;

•	“Nasdaq Transaction” refers to BGC Partners’ sale of its on-the-run, electronic benchmark U.S. Treasury platform to Nasdaq;

•	“OpCos” refers to BGC U.S. and BGC Global, collectively;

•	“outstanding notes” refers to the 4.50% convertible notes, the 8.125% notes, the 5.375% notes, and the 8.375% GFI notes, collectively;

•	“RSUs” refers to BGC Partners’ unvested restricted stock units held by certain employees of BGC Partners and other persons who provide services to BGC Partners;

•	“Securities Act” refers to the Securities Act of 1933, as amended;

•	“separation” refers to the transfer by Cantor of certain assets and liabilities to BGC Partners OldCo and/or its subsidiaries pursuant to the Separation Agreement, dated as of March 31, 2008, by and among Cantor, BGC Partners OldCo, BGC U.S., BGC Global and BGC Holdings;

•	“working partners” refers to holders of working partner units; and

•	“working partner units” refers to partnership units of BGC Holdings held by working partners.

SUMMARY

This summary highlights selected information from this prospectus, but may not contain all information that may be important to you. The following summary is qualified in its entirety by the more detailed information included in or incorporated by reference into this prospectus. For a more complete understanding of the terms of our Class A common stock, and before making your investment decision, you should carefully read this entire prospectus and the documents referred to in “Where You Can Find More Information” and “Documents Incorporated by Reference.” See the “Certain Defined Terms” section beginning on page vi of this prospectus for the definition of certain terms used in this prospectus.

When we use the words “BGC Partners,” “BGC,” “we,” “us,” or “our,” we are referring to BGC Partners, Inc. and its consolidated subsidiaries.

The Company

We are a leading global brokerage company servicing the financial and real estate markets through our two segments, Financial Services and Real Estate Services. Our Financial Services segment specializes in the brokerage of a broad range of products, including fixed income securities, interest rate swaps, foreign exchange, equities, equity derivatives, credit derivatives, energy and commodity derivatives and futures. We also provide a wide range of services, including trade execution, broker-dealer services, clearing, processing, information, and other back-office services to a broad range of financial and non-financial institutions. Our integrated platform is designed to provide flexibility to customers with regard to price discovery, execution and processing of transactions, and enables them to use voice, hybrid, or in many markets, fully electronic brokerage services in connection with transactions executed either over-the-counter or through an exchange. Through our BGC Trader ™, BGC Market Data® and FENICS® brands, we offer financial technology solutions, market data, and analytics related to select financial instruments and markets.

On February 26, 2015, we successfully completed our tender offer to acquire shares of common stock, par value $0.01 per share, of GFI Group Inc., which we refer to as “GFI,” for $6.10 per share in cash and accepted for purchase 54.3 million shares, which we refer to as the “Tendered Shares,” tendered to us pursuant to our offer. We issued payment for the Tendered Shares on March 4, 2015 in the aggregate amount of $331.1 million. The Tendered Shares, together with the 17.1 million shares of GFI common stock then already owned by us, represented approximately 56% of GFI’s then-outstanding shares of common stock as of the date of purchase. As part of a tender offer agreement with GFI, we became entitled to designate six out of eight directors on the GFI board of directors. These designees were appointed to the GFI board effective February 26, 2015. On April 28, 2015, we purchased from GFI approximately 43.0 million additional shares of GFI common stock, for an aggregate purchase price of $250 million paid in the form of a note, increasing our ownership of shares of GFI common stock to approximately 67%.

On July 10, 2015, we and GFI entered into a guarantee agreement pursuant to which we have fully and unconditionally guaranteed the 8.375% GFI Notes, which we refer to as the “BGC Guarantee.” As a result of the BGC Guarantee, the ratings on the 8.375% GFI Notes were increased, and the penalty interest rate payable on the 8.375% Notes was reduced to 25 basis points effective July 19, 2015. The BGC Guarantee was included in a first supplemental indenture to the indenture governing the 8.375% GFI Notes, dated as of November 4, 2015, which we refer to as the “GFI Supplemental Indenture.”

We entered into the Back-End Merger Agreement on December 22, 2015 with JPI Merger Sub 1, Inc., JPI Merger Sub 2, LLC, Jersey Partners Inc., New JP Inc. and the individuals signatory thereto to acquire the outstanding shares of GFI common stock that we do not own, subject to certain conditions. The merger was completed on January 12, 2016, and GFI is now wholly owned by us.

GFI is a leading intermediary and provider of securities trading technologies and support services to the global OTC and listed markets. GFI serves more than 2,500 institutional clients in operating electronic and hybrid markets for cash and derivative products across multiple asset classes. While BGC and GFI are expected to remain separately branded divisions for the foreseeable future, GFI operates as a division of BGC within our Financial Services segment, reporting to Shaun Lynn, President of BGC and GFI, and its financial results are consolidated as part of BGC.

Newmark Grubb Knight Frank, which we refer to as “NGKF,” is a full-service commercial real estate platform that comprises our Real Estate Services segment. Through NGKF, we offer commercial real estate tenants, owners, investors and developers a wide range of services, including leasing and corporate advisory, investment sales and financial services, consulting, project management, and property and facilities management.

Our customers include many of the world’s largest banks, broker-dealers, investment banks, trading firms, hedge funds, governments, corporations, property owners, real estate developers and investment firms. We have offices in dozens of major markets, including New York and London, as well as Atlanta, Beijing, Bogota, Boston, Brussels, Buenos Aires, Cape Town, Charlotte, Chicago, Copenhagen, Dallas, Denver, Dubai, Dublin, Hong Kong, Houston, Istanbul, Johannesburg, Lima, Los Angeles, Madrid, Mexico City, Miami, Moscow, Nyon, Paris, Philadelphia, Rio de Janeiro, San Francisco, Santa Clara, Santiago, Săo Paulo, Seoul, Shanghai, Singapore, Sydney, Tel Aviv, Tokyo, Toronto, Washington, D.C. and Zurich.

Our Organizational Structure

We are a holding company, and our business is operated through two operating partnerships, BGC U.S., which holds our U.S. businesses, and BGC Global, which holds our non-U.S. businesses. The limited partnership interests of the two operating partnerships are held by us and BGC Holdings, and the limited partnership interests of BGC Holdings are currently held by limited partnership unit holders, founding partners, and Cantor. We hold the BGC Holdings general partnership interest and the BGC Holdings special voting limited partnership interest, which entitle us to remove and appoint the general partner of BGC Holdings, and serve as the general partner of BGC Holdings, which entitles us to control BGC Holdings. BGC Holdings, in turn, holds the BGC U.S. general partnership interest and the BGC U.S. special voting limited partnership interest, which entitle the holder thereof to remove and appoint the general partner of BGC U.S., and the BGC Global general partnership interest and the BGC Global special voting limited partnership interest, which entitle the holder thereof to remove and appoint the general partner of BGC Global, and serves as the general partner of BGC U.S. and BGC Global, all of which entitle BGC Holdings (and thereby us) to control each of BGC U.S. and BGC Global. BGC Holdings holds its BGC Global general partnership interest through a company incorporated in the Cayman Islands, BGC Global Holdings GP Limited.

Executive Offices

Our executive offices are located at 499 Park Avenue, New York, New York 10022, while our international headquarters are located at 1 Churchill Place, Canary Wharf, London E14 5RD, United Kingdom. Our telephone number is (212) 610-2200. Our website is located at www.bgcpartners.com, and our e-mail address is info@bgcpartners.com. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

RISK FACTORS

An investment in shares of our Class A common stock involves risks and uncertainties. You should consider carefully the “Risk Factors” section of our latest Annual Report on Form 10-K filed with the SEC, and any updates to those risk factors or new risk factors contained in our subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC, all of which we incorporate by reference herein, as well as the other information included in this prospectus or any prospectus supplement before making an investment decision. Any of the risk factors could significantly and negatively affect our businesses, financial condition, results of operations, cash flows, and prospects and the trading price of our Class A common stock. You could lose all or part of your investment.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our Class A common stock by the Selling Stockholders. Certain of the Selling Stockholders have indemnification and other obligations to us in accordance with the Back-End Merger Agreement and other agreements with respect to the GFI acquisition and certain litigation related thereto.

We have agreed to pay certain expenses in connection with the registration for resale of the shares by the Selling Stockholders through this prospectus. The Selling Stockholders will pay any fees and commissions, legal fees of any counsel engaged by any Selling Stockholder and transfer taxes applicable to the shares sold by them through this prospectus.

DIVIDEND POLICY

Our board of directors has authorized a dividend policy which provides that we expect to pay not less than 75% of our “post-tax distributable earnings per fully diluted share” as cash dividends to our common stockholders, with the balance of such distributable earnings to be available to repurchase shares of our Class A common stock or redeem or purchase BGC Holdings limited partnership interests or other equity interests in our subsidiaries, including from Cantor, our executive officers, other employees, partners and others. Please see below for a detailed definition of “post-tax distributable earnings per fully diluted share.”

Our board of directors and our Audit Committee have authorized repurchases of shares of our Class A common stock and redemptions of BGC Holdings limited partnership interests or other equity interests in our subsidiaries, including those held by Cantor, our executive officers, other employees, partners and others. As of September 30, 2015, we had approximately $96.5 million remaining under this authorization and may continue to actively make repurchases or redemptions, or cease to make such repurchases or redemptions, from time to time.

We expect to pay such dividends, if and when declared by our board of directors, on a quarterly basis. The dividend to our common stockholders is expected to be calculated based on post-tax distributable earnings allocated to BGC Partners, Inc. and generated over the fiscal quarter ending prior to the record date for the dividend. No assurance can be made, however, that a dividend will be paid each quarter.

The declaration, payment, timing and amount of any future dividends payable by us will be at the sole discretion of our board of directors. We are a holding company, with no direct operations, and therefore we are able to pay dividends only from our available cash on hand and funds received from distributions from BGC U.S. and BGC Global. Our ability to pay dividends may also be limited by regulatory considerations as well as by covenants contained in financing or other agreements. In addition, under Delaware law, dividends may be payable only out of surplus, which is our net assets minus our capital (as defined under Delaware law), or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Accordingly, any unanticipated accounting, tax, regulatory or other charges against net income may adversely affect our ability to declare dividends. While we intend to declare and pay dividends quarterly, there can be no assurance that our board of directors will declare dividends at all or on a regular basis or that the amount of our dividends will not change.

Certain Definitions

We use non-GAAP financial measures including “revenues for distributable earnings,” “pre-tax distributable earnings” and “post-tax distributable earnings,” which are supplemental measures of operating performance that are used by management to evaluate the financial performance of BGC Partners, Inc. and its consolidated subsidiaries. BGC Partners believes that distributable earnings best reflect the operating earnings generated by it on a consolidated basis and are the earnings which management considers available for distribution to BGC Partners, Inc. and its common stockholders, as well as to holders of BGC Holdings partnership units during any period.

As compared with “income (loss) from operations before income taxes,” “net income (loss) for fully diluted shares,” and “fully diluted earnings (loss) per share,” all prepared in accordance with GAAP, distributable earnings calculations primarily exclude certain non-cash compensation and other expenses which generally do not involve the receipt or outlay of cash by BGC Partners, Inc., which do not dilute existing stockholders, and which do not have economic consequences, as described below. In addition, distributable earnings calculations exclude certain gains and charges that management believes do not best reflect the ordinary operating results of BGC.

Revenues for distributable earnings are defined as GAAP revenues excluding the impact of BGC Partners, Inc.’s non-cash earnings or losses related to its equity investments. Revenues for distributable earnings include the collection of receivables which would have been recognized for GAAP other than for the effect of acquisition accounting. Revenues for distributable earnings also exclude certain one-time or unusual gains that are recognized under GAAP, because BGC Partners does not believe such gains are reflective of its ongoing, ordinary operations.

Pre-tax distributable earnings are defined as GAAP income (loss) from operations before income taxes excluding items that are primarily non-cash, non-dilutive, and non-economic, such as:

•	Non-cash stock-based equity compensation charges for units granted or issued prior to the merger of BGC Partners, Inc. with and into eSpeed, Inc., as well as post-merger non-cash, non-dilutive equity-based compensation related to limited partnership unit exchange or conversion.

•	Allocations of net income to founding/working partner and other limited partnership units.

•	Non-cash asset impairment charges, if any.

Distributable earnings calculations also exclude charges related to purchases, cancellations or redemptions of partnership interests and certain unusual, one-time or non-recurring items, if any.

“Compensation and employee benefits” expense for distributable earnings will also include broker commission payouts relating to the aforementioned collection of receivables.

Our definition of distributable earnings also excludes certain gains and charges with respect to acquisitions, dispositions, or resolutions of litigation. This exclusion includes the one-time gain related to the Nasdaq transaction. Management believes that excluding these gains and charges best reflects our ongoing operating performance. However, because Nasdaq is expected to pay us in an equal amount of stock on a regular basis for 15 years as part of the transaction, the payments associated with our receipt of such stock are expected to be included in our calculation of distributable earnings. To make quarter-to-quarter comparisons more meaningful, one-quarter of the annual contingent earn-out amount will be included in our calculation of distributable earnings each quarter as “other revenues.”

Since distributable earnings are calculated on a pre-tax basis, management intends to also report “post-tax distributable earnings” and “post-tax distributable earnings per fully diluted share:”

•	“Post-tax distributable earnings” are defined as pre-tax distributable earnings adjusted to assume that all pre-tax distributable earnings were taxed at the same effective rate.

•	“Post-tax distributable earnings per fully diluted share” are defined as post-tax distributable earnings divided by the weighted-average number of fully diluted shares for the period

Our distributable earnings per share calculations assume either that:

•	The fully diluted share count includes the shares related to the dilutive instruments, such as the 4.50% convertible notes, but excludes the associated interest expense, net of tax, when the impact would be dilutive; or

•	The fully diluted share count excludes the shares related to these instruments, but includes the associated interest expense, net of tax.

Going forward, the share count for distributable earnings will exclude shares expected to be issued in future periods but not yet eligible to receive dividends and/or distributions, such as those related to the GFI back-end merger.

Each quarter, the dividend to BGC’s common stockholders is expected to be determined by our board of directors with reference to post-tax distributable earnings per fully diluted share. In addition to our quarterly dividend to common stockholders, we expect to pay a pro-rata distribution of net income to BGC Holdings founding/working partner and other limited partnership units, and to Cantor for its non-controlling interest. The amount of all of these payments is expected to be determined using the above definition of pre-tax distributable earnings per share.

Certain employees who are holders of RSUs may be granted pro-rata payments equivalent to the amount of dividends paid to common stockholders. Under GAAP, a portion of the dividend equivalents on RSUs is required to be taken as a compensation charge in the period paid. However, to the extent that they represent cash payments made from the prior period’s distributable earnings, they do not dilute existing stockholders and are therefore excluded from the calculation of distributable earnings.

The term “distributable earnings” is not meant to be an exact measure of cash generated by operations and available for distribution, nor should it be considered in isolation or as an alternative to cash flow from operations or GAAP net income (loss). We view distributable earnings as a metric that is not necessarily indicative of liquidity or the cash available to fund our operations.

Pre- and post-tax distributable earnings are not intended to replace our presentation of GAAP financial results. However, management believes that they help provide investors with a clearer understanding of our financial performance and offer useful information to both management and investors regarding certain financial and business trends related to our financial condition and results of operations. Management believes that distributable earnings and the GAAP measures of financial performance should be considered together.

PRICE RANGE OF CLASS A COMMON STOCK

Our Class A common stock is traded on the Nasdaq Global Select Market under the symbol “BGCP.” There is no public trading market for our Class B common stock, which is held by Cantor and CFGM. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share of Class A common stock on the Nasdaq Global Select Market.

We declared quarterly cash dividends of $0.12 for each of the four quarters of 2013 and 2014 and $0.14 for the first, second and third quarters of 2015.

	High	Low
2016
First Quarter (through January 11, 2016)	$9.63	$8.80
2015
First Quarter	$9.72	$7.78
Second Quarter	$10.27	$8.84
Third Quarter	$10.05	$7.91
Fourth Quarter	$9.90	$7.80
2014
First Quarter	$7.30	$5.96
Second Quarter	$7.65	$6.50
Third Quarter	$8.01	$7.10
Fourth Quarter	$9.57	$6.87
2013
First Quarter	$4.81	$3.43
Second Quarter	$5.96	$3.84
Third Quarter	$6.53	$5.44
Fourth Quarter	$6.18	$5.10

On January 11, 2016, the last reported sales price of Class A common stock on the Nasdaq Global Select Market was $8.90. As of January 11, 2016, there were 324 holders of record of Class A common stock, and two holders of record of Class B common stock.

SELLING STOCKHOLDERS

In connection with the acquisition of the remaining minority interest in GFI, on January 12, 2016 we issued to the JPI Stockholders an aggregate of 23,481,192 of our Class A common stock in a private placement pursuant to the Back-End Merger Agreement. We agreed in the Back-End Merger Agreement to register for resale the 23,481,192 that we issued to the JPI Stockholders. The shares issued upon the closing of the merger pursuant to the Back-End Merger Agreement are registered for resale in the registration statement of which this prospectus forms a part.

These 23,481,192 shares of our Class A common stock may be offered and sold from time to time through this prospectus by the JPI Stockholders for their own account or by certain pledgees, donees, transferees, or other successors in interest of the shares, including banks or other financial institutions which may enter into stock pledge or other financing transactions with the JPI Stockholders. Any such additional Selling Stockholders may be named by prospectus supplement.

The Selling Stockholders may sell the shares of our Class A common stock included in this prospectus (other than through an underwritten offering) from time to time directly to purchasers, to dealers, or through agents, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at privately negotiated prices. Such sales may be made from time to time on a delayed or continuous basis. In all cases, the sale of shares will be subject to customary black-out periods which may be in effect from time to time. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each and any sale.

We will not receive any of the proceeds from the sale of shares of our Class A common stock by the Selling Stockholders. Certain of the Selling Stockholders have indemnification and other obligations to us in accordance with the Back-End Merger Agreement and other agreements with respect to the GFI acquisition and certain litigation related thereto.

We have agreed to pay certain expenses in connection with the registration for resale of the shares by the Selling Stockholders through this prospectus. The Selling Stockholders will pay any fees and commissions, legal fees of any counsel engaged by any Selling Stockholder and transfer taxes applicable to the shares sold by them through this prospectus.

Our Class A common stock is traded on the Nasdaq Global Select Market under the symbol “BGCP.” On January 11, 2016, the last reported sales price of the Class A common stock was $8.90 per share.

The table below provides Selling Stockholder information concerning each of his, her or its beneficial ownership of our Class A common stock as of January 12, 2016. As of such date, there were 243,096,486 shares of our Class A common stock outstanding.

Selling Stockholder information for each additional Selling Stockholder, if any, will be set forth by prospectus supplement to the extent required prior to the time of any offer or sale of such Selling Stockholder’s shares pursuant to this prospectus. Any prospectus supplement may add, update, substitute, or change the information contained in this prospectus, including the identity of each Selling Stockholder and the number of shares registered on its behalf. A Selling Stockholder may sell all, some or none of such shares in this offering. See “Plan of Distribution.”

	Shares of Class A Common Stock Beneficially Owned Prior to This Offering			Shares of Class A Common Stock Being Sold in This Offering		Shares of Class A Common Stock Beneficially Owned Immediately Following This Offering
	Shares		%	Shares		Shares	%
Michael A. Gooch (1)	9,465,314	(2)	3.9	9,465,314	(2)	0	0
Diane Gooch	6,625,719	(2)	2.7	6,625,719	(2)	0	0
Michael P. Gooch 2012 Trust (2)	217,327	(2)	*	217,327	(2)	0	0
Christopher Gooch 2012 Trust (2)	217,327	(2)	*	217,327	(2)	0	0
Stefan Gooch 2012 Trust (2)	217,327	(2)	*	217,327	(2)	0	0
Nicholas Brown	1,985,501		*	1,985,501		0	0
Colin Heffron (3)	1,602,813		*	1,602,813		0	0
John Piluso	919,185		*	919,185		0	0
Edward J. Novak	757,791		*	757,791		0	0
Sean Gormley	359,915		*	359,915		0	0
John Healy	192,856		*	192,856		0	0
Leonard Alonge	192,856		*	192,856		0	0
James Taylor	173,514		*	173,514		0	0
Christopher Steffen	130,135		*	130,135		0	0
Christopher Landsberg	86,757		*	86,757		0	0
Matthew Phelan	108,663		*	108,663		0	0
Michel Nasr	76,064		*	76,064		0	0
Robert Crossan	76,064		*	76,064		0	0
Sean Kelly	76,064		*	76,064		0	0

*Less than 1%.

(1)	Mr. Gooch is Vice Chairman of BGC Partners, L.P. and Executive Chairman of the GFI division. He was Executive Chairman of GFI until the closing of the tender offer, and he was a director of GFI until January 12, 2016.
(2)	The trusts have been established for the children of Michael A. Gooch and Diane Gooch. They each disclaim any beneficial ownership of the shares owned by the trusts.
(3)	Mr. Heffron is Chief Executive Officer of the GFI division. He was Chief Executive Officer of GFI until the closing of the tender offer, and he was a director of GFI until January 12, 2016.

DESCRIPTION OF CAPITAL STOCK

The following summary is a description of the material terms of our capital stock. Copies of our Amended and Restated Certificate of Incorporation (our “certificate of incorporation”) and our Amended and Restated Bylaws (our “bylaws”) and other documents referred to herein are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part.

Our Capital Stock

The following descriptions of our Class A common stock, Class B common stock, preferred stock and the relevant provisions of our certificate of incorporation and bylaws are summaries thereof and are qualified in their entirety by reference to our certificate of incorporation and bylaws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and applicable law. Our certificate of incorporation and bylaws are each an amendment and restatement of the eSpeed certificate of incorporation and bylaws.

Our authorized capital stock consists of 600 million shares of common stock, consisting of 500 million shares of our Class A common stock, par value $0.01 per share, and 100 million shares of our Class B common stock, par value $0.01 per share, and 50 million shares of preferred stock, par value $0.01 per share.

Common Stock

As of January 12, 2016, there were 243,096,486 shares of our Class A common stock outstanding and 34,848,107 shares of our Class B common stock outstanding. The holders of our Class A common stock are generally entitled to one vote per share on all matters to be voted upon by the stockholders as a group, entitling holders of our Class A common stock to approximately 41.1% of our voting power as of such date, and do not have cumulative voting rights. The holders of our Class B common stock are generally entitled to ten votes per share on all matters to be voted upon by the stockholders as a group, entitling holders of our Class B common stock to 58.9% of our voting power as of such date, and do not have cumulative voting rights. Cantor and CFGM, the managing general partner of Cantor, and an entity controlled by our Chairman and Chief Executive Officer, Howard W. Lutnick, are the only holders of our Class B common stock. Our Class B common stock generally votes together with our Class A common stock on all matters submitted to the vote of our Class A common stockholders.

Each share of our Class A common stock is equivalent to a share of our Class B common stock for purposes of economic rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of shares of our Class A common stock and Class B common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. See “Dividend Policy” and “Price Range of Class A Common Stock.” In the event of our liquidation, dissolution or winding up, the holders of shares of our Class A common stock and Class B common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Our certificate of incorporation provides that each share of our Class B common stock is convertible at any time, at the option of the holder, into one share of our Class A common stock. Each share of our Class B common stock will automatically convert into a share of our Class A common stock upon any sale, pledge or other transfer, which we refer to as a “transfer,” whether or not for value, by the initial registered holder, other than any transfer by the initial holder to (1) Cantor, (2) any entity controlled by Cantor or by Mr. Lutnick and (3) Mr. Lutnick, his spouse, his estate, any of his descendants, any of his relatives or any trust established for his benefit or for the benefit of his spouse, any of his descendants or any of his relatives.

Any holder of shares of our Class B common stock may pledge his, her or its shares of Class B common stock, as the case may be, to a pledgee pursuant to a bona fide pledge of the shares as collateral security for indebtedness due to the pledgee so long as the shares are not transferred to or registered in the name of the pledgee. In the event of any pledge of shares of our Class B common stock meeting these requirements, the pledged shares will not be converted automatically into shares of our Class A common stock. If the pledged shares of our Class B common stock become subject to any foreclosure, realization or other similar action by the pledgee, they will be converted automatically into shares of our Class A common stock upon the occurrence of that action. The automatic conversion provisions in our certificate of incorporation may not be amended, altered, changed or repealed without the approval of the holders of a majority of the voting power of all outstanding shares of our Class A common stock.

Shares of our Class A common stock are not subject to any conversion right. None of the shares of our Class A common stock or Class B common stock has any pre-emptive or other subscription rights. There will be no redemption or sinking fund provisions applicable to shares of our Class A common stock or Class B common stock. All outstanding shares of our Class A common stock and Class B common stock are fully paid and non-assessable.

Under the exchange agreement, Cantor and its managing general partner, CF Group Management, Inc., and other Cantor affiliates entitled to hold Class B common stock under our certificate of incorporation have the right to exchange from time to time, on a one-for-one basis, subject to adjustment, up to an aggregate of 34,649,693 shares of Class A common stock now owned or subsequently acquired by Cantor and such affiliates for up to an aggregate of 34,649,693 shares of Class B common stock. These shares of Class B common stock represent the remaining 34,649,693 authorized but unissued shares of Class B common stock available under our certificate of incorporation. Any shares of Class B common stock issued in connection with the exchange agreement will be deducted from the aggregate number of shares of Class B common stock that may be issued to Cantor and such affiliates upon exchange of their exchangeable limited partnership units in BGC Holdings. Accordingly, Cantor and such affiliates will not be entitled to receive any more shares of Class B common stock under the exchange agreement than they were previously eligible to receive upon exchange of exchangeable limited partnership units.

Preferred Stock

Our board of directors has the authority to cause us to issue preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, including dividend rights, dividend rates, terms of redemption, redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series, without further vote or action by the stockholders. The issuance of our preferred stock pursuant to such “blank check” provisions may have the effect of delaying, deferring or preventing a change of control of us without further action by our stockholders and may adversely affect the voting and other rights of the holders of shares of our Class A common stock. At present, we have no plans to issue any preferred stock.

Anti-Takeover Effects of Delaware Law, Our Certificate of Incorporation and Bylaws and the Outstanding Notes

Some provisions of the Delaware General Corporation Law, which we refer to as the “DGCL,” and our certificate of incorporation, bylaws and outstanding notes, could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

These provisions, summarized below, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also primarily designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Delaware Anti-Takeover Law

We are subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an “interested stockholder” is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the “interested stockholder.” An “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s outstanding voting stock, or was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the prior three years, other than “interested stockholders” prior to the time our Class A common stock was traded on the Nasdaq Stock Market. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of our Class A common stock.

Certificate of Incorporation and Bylaws

Our bylaws provide that special meetings of stockholders may be called only by the Chairman of our board of directors, or in the event the Chairman of our board of directors is unavailable, by the Chief Executive Officer or by the holders of a majority of the voting power of our Class B common stock, which is held by Cantor and CFGM. In addition, as discussed above, our certificate of incorporation permits us to issue “blank check” preferred stock.

Our bylaws require advance written notice prior to a meeting of our stockholders of a proposal or director nomination which a stockholder desires to present at such a meeting, which generally must be received by our Secretary not later than 120 days prior to the first anniversary of the date of our proxy statement for the preceding year’s annual meeting. Our bylaws provide that all amendments to our bylaws must be approved by either the holders of a majority of the voting power of all of our outstanding capital stock entitled to vote or by a majority of our board of directors.

The Outstanding Notes

4.50% Convertible Notes

Pursuant to the terms of the 4.50% convertible notes, holders of such notes will have the right to require us to repurchase all or a portion of the notes upon the occurrence of a “fundamental change” (as defined in the indenture governing the notes) at 100% of their principal amount, plus accrued and unpaid interest. In addition, if a “make-whole fundamental change” (as defined in the indenture) occurs prior to maturity of the notes, under certain circumstances we will increase the conversion rate by a number of additional shares of our Class A common stock (as set forth in a table in the indenture) for the notes converted in connection with such “make-whole fundamental change.” The fundamental change purchase rights and the provisions requiring an increase to the conversion rate for conversions in connection with make-whole fundamental changes may in certain circumstances delay or prevent a takeover of us and/or the removal of our incumbent management that might otherwise be beneficial to investors.

8.125% Notes

Pursuant to the terms of the 8.125% notes, unless we have exercised our right to redeem such notes, holders of the notes will have the right to require us to repurchase all or a portion of the notes upon the occurrence of a “Change of Control Triggering Event” (as defined in the indenture governing the notes) at 101% of their principal amount, plus accrued and unpaid interest. A “Change of Control Triggering Event” will occur upon the occurrence of both a “Change of Control” (as defined in the indenture) and a “Below Investment Grade Rating Event” (as defined in the indenture). The requirement to offer to purchase the 8.125% notes upon a Change of Control Triggering Event may in certain circumstances delay or prevent a takeover of us and/or the removal of our incumbent management that might otherwise be beneficial to investors.

5.375% Notes

Pursuant to the terms of the 5.375 % notes, unless we have exercised our right to redeem such notes, holders of the notes will have the right to require us to repurchase all or a portion of the notes upon the occurrence of a “Change of Control Triggering Event” (as defined in the indenture governing the notes) at 101% of their principal amount, plus accrued and unpaid interest. A “Change of Control Triggering Event” will occur upon the occurrence of both a “Change of Control” (as defined in the indenture) and a “Below Investment Grade Rating Event” (as defined in the indenture). The requirement to offer to purchase the notes upon a Change of Control Triggering Event may in certain circumstances delay or prevent a takeover of us and/or the removal of our incumbent management that might otherwise be beneficial to investors.

8.375% GFI Notes

As a result of our acquisition of GFI, GFI’s financial results are consolidated as part of BGC. Included in that consolidation are the 8.375% GFI notes. Pursuant to the terms of such notes, holders of the notes will have the right to require GFI, or BGC pursuant to the BGC Guarantee and the GFI Supplemental Indenture, to repurchase all or a portion of the notes upon the occurrence of a “Change of Control Repurchase Event” (as defined in the indenture governing the notes) at 101% of their principal amount, plus accrued and unpaid interest. A “Change of Control Repurchase Event” will occur upon the occurrence of both a “Change of Control” (as defined in indenture) and a “Below Investment Grade Rating Event” (as defined in the indenture). Our acquisition of GFI did not result in a Change of Control Repurchase Event. The requirement that GFI or BGC offer to repurchase the notes upon a Change of Control Repurchase Event may in certain circumstances delay or prevent a takeover of us or a sale by us of GFI and/or the removal of incumbent management that might otherwise be beneficial to investors.

Corporate Opportunity

Our certificate of incorporation provides that no Cantor Company (as defined below) or any of the representatives (as defined below) of a Cantor Company will owe any fiduciary duty to, nor will any Cantor Company or any of their respective representatives be liable for breach of fiduciary duty to, us or any of our stockholders with respect to a corporate opportunity, except as described below. To the extent that any representative of a Cantor Company also serves as our director or officer, such person will owe fiduciary duties to us in his or her capacity as our director or officer. In addition, none of any Cantor Company or any of their representatives will owe any duty to refrain from engaging in the same or similar activities or lines of business as us, or doing business with any of our clients or customers.

If a third party presents a corporate opportunity (as defined below) to a person who is a representative of ours and a representative of a Cantor Company, expressly and solely in such person’s capacity as a representative of us, and such person acts in good faith in a manner consistent with the policy that such corporate opportunity belongs to us, then such person:

•	will be deemed to have fully satisfied and fulfilled any fiduciary duty that such person has to us as a representative of us with respect to such corporate opportunity;

•	will not be liable to us or any of our stockholders for breach of fiduciary duty by reason of such person’s action or inaction with respect to the corporate opportunity;

•	will be deemed to have acted in good faith and in a manner that such person reasonably believed to be in, and not opposed to, our best interests; and

•	will be deemed not to have breached such person’s duty of loyalty to us and our stockholders, and not to have derived an improper personal benefit therefrom.

A Cantor Company may pursue such a corporate opportunity if we decide not to.

If a corporate opportunity is not presented to a person who is both a representative of ours and a representative of a Cantor Company and, expressly and solely in such person’s capacity as a representative of us, such person will not be obligated to present the corporate opportunity to us or to act as if such corporate opportunity belongs to us, and such person:

•	will be deemed to have fully satisfied and fulfilled any fiduciary duty that such person has to us as a representative of us with respect to such corporate opportunity;

•	will not be liable to us or any of our stockholders for breach of fiduciary duty by reason of such person’s action or inaction with respect to such corporate opportunity;

•	will be deemed to have acted in good faith and in a manner that such person reasonably believed to be in, and not opposed to, our best interests; and

•	will be deemed not to have breached a duty of loyalty to us and our stockholders, and not to have derived an improper personal benefit therefrom.

For purposes of the above:

•	“Cantor Company” means Cantor and any of its affiliates (other than, if applicable, the Company and its affiliates);

•	“representatives” means, with respect to any person, the directors, officers, employees, general partners or managing member of such person; and

•	“corporate opportunity” means any business opportunity that we are financially able to undertake that is, from its nature, in our lines of business, is of practical advantage to us and is one in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunity, the self-interest of a Cantor Company or their respective representatives will be brought into conflict with our self-interest.

Registration Rights for Class A Common Stock

We have entered into various registration rights agreements with Cantor that provide for our registration of shares of our Class A common stock for resale by Cantor. We entered into a registration rights agreement with Cantor dated December 9, 1999 in connection with eSpeed’s formation. We also assumed in connection with the merger the obligations of BGC Partners OldCo under its registration rights agreement with Cantor dated March 31, 2008. We also entered into a registration rights agreement with Cantor in connection with the sale to Cantor of the Convertible Senior Notes. For a description of such registration rights available to Cantor, see “Certain Relationships and Related Transactions — Registration Rights Agreements” and “— 8.75% Convertible Senior Notes due 2015” included in our Definitive Proxy Statement on Schedule 14A filed on April 22, 2015, which we incorporate herein by reference. In addition, pursuant to the capped call transactions that we entered into in connection with the issuance of the 4.50% convertible notes, we have agreed to register for resale shares of our Class A common stock acquired by the counterparties to the capped call transactions for hedging purposes, if in the good faith reasonable judgment of such counterparties, based upon advice of legal counsel, such shares cannot be sold without registration under the Securities Act. The shares of our Class A common stock included in this prospectus have been registered for resale by the Selling Stockholders pursuant to the registration rights agreement contained in the Back-End Merger Agreement.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following is a general discussion of material U.S. federal income tax considerations with respect to the acquisition, ownership and disposition of shares of our Class A common stock applicable to non-U.S. holders who acquire such shares in this offering and hold such shares as a capital asset (generally, property held for investment). For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of shares of Class A common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	a citizen or resident of the United States;

•	a corporation created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code,” Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service, and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address the Medicare tax on net investment income, the alternative minimum tax, or any aspects of U.S. federal estate and gift, state, local, or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” non-U.S. holders that hold shares of our Class A common stock as part of a straddle, hedge, conversion transaction or other integrated investment, and certain U.S. expatriates).

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our Class A common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding shares of Class A common stock are encouraged to consult their own tax advisors as to the particular U.S. federal income tax consequences applicable to them.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SHARES OF OUR CLASS A COMMON STOCK. PROSPECTIVE HOLDERS OF SHARES OF CLASS A COMMON STOCK ARE ENCOURAGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS) OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF SUCH SHARES.

Dividends

In general, any distribution we make to a non-U.S. holder with respect to its shares of our Class A common stock that constitutes a dividend for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution exceeds our current or accumulated earnings and profits, the excess will constitute a return of capital that is applied against, and will reduce, the holder’s basis in its shares, but not below zero, and then will be treated as gain from the sale or exchange of such shares.

Dividends we pay to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if a tax treaty applies, are attributable to a U.S. permanent establishment of such non-U.S. holder) will not be subject to U.S. withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. Dividends received by a foreign corporation that are effectively connected with its conduct of trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

Gain on Sale or Other Disposition of Shares of Our Class A Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of our Class A common stock unless:

•	the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	we are or have been a U.S. real property holding corporation, which we refer to as an “USRPHC,” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of the shares. We believe we are not, and do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. If we were or were to become a USRPHC at any time during the applicable period, however, any gain recognized on a sale or other disposition of shares by a non-U.S. holder that did not own (directly, indirectly or constructively) more than 5% of the Class A common stock during the applicable period would not be subject to U.S. federal income tax, provided that Class A common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Code).

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of shares of our Class A common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by United States source capital losses.

Information Reporting, Backup Withholding, and Other Reporting Requirements

We must report annually to the Internal Revenue Service and to each non-U.S. holder of shares of our Class A common stock the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding with respect to dividends paid on its shares of our Class A common stock to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of shares of our Class A common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the Internal Revenue Service and also backup withhold on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. person or otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code). Information reporting will also apply if a non-U.S. holder sells or otherwise dispose of its shares of Class A common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders are encouraged to consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

Foreign Account Tax Compliance Act

The Foreign Account Tax Compliance Act, or “FATCA,” and guidance issued and intergovernmental agreements entered into thereunder, may impose withholding taxes on certain types of payments made to “foreign financial institutions” (as specially defined under FATCA) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. FATCA generally imposes a 30% withholding tax on “withholdable payments” if they are paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. “Withholdable payments” generally means (i) any payment of interest, dividends, rents and certain other types of generally passive income if such payment is from sources within the United States and (ii) any gross proceeds from the sale or other disposition of any property of a type that can produce interest or dividends from sources within the United States (including, for example, stock and debt of U.S. corporations). Non-U.S. holders may be required to enter into an agreement with the U.S. Treasury relating to certain reporting, withholding and other obligations under FATCA, or may be required to comply with reporting and other compliance obligations under an intergovernmental agreement between their country of organization and the U.S. Treasury. If a non-U.S. holder does not provide us with the information necessary to comply with FATCA, it is possible that distributions to such non-U.S. holder that are attributable to withholdable payments, such as dividends, will be subject to the 30% withholding tax. Payments of gross proceeds from a sale or other disposition of our Class A common stock could also be subject to withholding unless such disposition occurs on or before December 31, 2016. Prospective investors should consult their own tax advisors regarding this legislation.

PLAN OF DISTRIBUTION

In connection with the acquisition of the remaining minority interest in GFI, on January 12, 2016 we issued to the JPI Stockholders an aggregate of 23,481,192 shares of our Class A common stock in a private placement pursuant to the Back-End Merger Agreement. We agreed in the Back-End Merger Agreement to register for resale the 23,481,192 shares that we issued to the JPI Stockholders. The shares issued upon the closing of the merger pursuant to the Back-End Merger Agreement are registered for resale in the registration statement of which this prospectus forms a part.

These 23,481,192 shares of our Class A common stock may be offered and sold from time to time through this prospectus by the JPI Stockholders for their own account or by certain pledgees, donees, transferees, or other successors in interest of the shares, including banks or other financial institutions which may enter into stock pledge or other financing transactions with the JPI Stockholders. Any such additional Selling Stockholders may be named by prospectus supplement.

The Selling Stockholders may sell the shares of our Class A common stock included in this prospectus from time to time directly to purchasers, to dealers, or through agents, at fixed prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at privately negotiated prices, by a variety of methods, including the following:

•	on the Nasdaq Global Select Market or on any other national securities exchange on which the shares of Class A common stock may be listed at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or in the over-the-counter market;

•	through pledgees of shares pledged to secure debts and other obligations;

•	through the exercise of purchased or written options;

•	through a combination of any such methods; or

•	through any other method permitted under applicable law (other than an underwritten offering).

Such sales of shares may be made from time to time on a delayed or continuous basis. In all cases, the sale of shares will be subject to customary black-out periods which may be in effect from time to time.

We will not receive any of the proceeds from the sale of shares of our Class A common stock by the Selling Stockholders. Certain of the Selling Stockholders have indemnification and other obligations to us in accordance with the Back-End Merger Agreement and other agreements with respect to the GFI acquisition and certain litigation related thereto.

Our Class A common stock is traded on the Nasdaq Global Select Market under the symbol “BGCP.” On January 11, 2016, the last reported sales price of the Class A common stock was $8.90 per share.

The Selling Stockholders may offer and sell some or all of the shares of our Class A common stock included in this prospectus by or through a broker-dealer in one or more, or a combination, of the following methods:

•	purchases by the broker-dealer as principal, and resale by the broker-dealer for its account;

•	a block trade in which the broker-dealer may attempt to sell the shares as agent, but may resell all or a portion of the block as principal in order to facilitate the transaction;

•	hedging transactions, including, but not limited to:

•	options or other types of transactions that require the delivery of shares to a broker-dealer or an affiliate thereof, who will then resell or transfer the shares; or

•	loans or pledges of shares to a broker-dealer or an affiliate, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares; or

•	transactions in which the broker-dealer solicits purchasers on a best efforts basis.

The Selling Stockholders may directly make offers to sell the shares of our Class A common stock included in this prospectus to, or solicit offers to purchase the shares of Class A common stock from, purchasers from time to time. If required, a prospectus supplement related to any such offering by a Selling Stockholder will set forth the terms of such offering.

From time to time, the Selling Stockholders may sell the shares of our Class A common stock included in this prospectus to one or more dealers acting as principals. If required, the prospectus supplement related to any such offering will name such dealers as Selling Stockholders, and will include information about any compensation paid to the dealers, in such offering. The dealers, which may be deemed to be “underwriters” as that term is defined in the Securities Act, may then resell the shares to purchasers.

The Selling Stockholders may also designate broker-dealers as agents from time to time to solicit offers from purchasers to purchase the shares of our Class A common stock included in this prospectus, or to sell such shares in ordinary brokerage transactions, on their behalf. If required, the prospectus supplement related to any such offering will name such agents, and will include information about any commissions paid to the agents, in such offering. Agents may be deemed to be “underwriters” as that term is defined in the Securities Act in such offering.

The Selling Stockholders may be deemed to be “underwriters” as that term is defined in the Securities Act, and any profit on the sale of the shares of our Class A common stock included in this prospectus by the Selling Stockholders may be deemed to be “underwriting discounts or commissions” under the Securities Act. We will inform the Selling Stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales of such shares in the market or otherwise.

We have agreed to pay certain expenses in connection with the registration for resale of the shares by the Selling Stockholders through this prospectus. The Selling Stockholders will pay any fees and commissions, legal fees of any counsel engaged by any Selling Stockholder and transfer taxes applicable to the shares sold by them through this prospectus.

LEGAL MATTERS

The validity of the shares of our Class A common stock offered pursuant to this prospectus has been passed upon for us by Stephen M. Merkel, our Executive Vice President, General Counsel and Secretary. Mr. Merkel’s address is c/o BGC Partners, Inc., 499 Park Avenue, New York, New York 10022. As of December 31, 2015, Mr. Merkel owned (i) 203,898 shares of our Class A common stock held directly by Mr. Merkel, (ii) 15,933 shares of our Class A common stock held in Mr. Merkel’s 401(k) account, (iii) 2,250 shares of our Class A common stock beneficially owned by Mr. Merkel’s spouse, and (iv) 210,195, 139,694 and 857,143 non-exchangeable PSUs, PPSUs and NPSUs, respectively.

EXPERTS

Ernst & Young LLP, our independent registered public accounting firm, has audited the consolidated financial statements and financial statement schedule of BGC Partners, Inc. included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and the effectiveness of internal control over financial reporting of BGC Partners, Inc. as of December 31, 2014, as set forth in their reports, which are incorporated by reference herein. Such consolidated financial statements and financial statement schedule of BGC Partners, Inc. are incorporated by reference in reliance on the reports of such firm, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, Grubb & Ellis Company’s independent registered public accounting firm, has audited the consolidated financial statements of Grubb & Ellis Company as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as set forth in their report, which is incorporated by reference herein. Such consolidated financial statements are incorporated by reference in reliance on the report of such firm, given on their authority as experts in accounting and auditing.

The audited financial statements and financial statement schedule of GFI Group Inc. incorporated in this prospectus by reference to BGC Partners, Inc.’s Current Report on Form 8-K/A dated February 26, 2015, as filed with the SEC on May 8, 2015, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room located at One Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can also request copies of the documents, upon payment of a duplicating fee, by writing the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. These filings are also available to the public from the SEC’s website at www.sec.gov.

Our website address is www.bgcpartners.com. Through our website, we make available, free of charge, the following documents as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC: our Annual Reports on Form 10-K; our proxy statements for our annual and special stockholder meetings; our Quarterly Reports on Form 10-Q; our Current Reports on Form 8-K; Forms 3, 4 and 5 and Schedules 13D with respect to our securities filed on behalf of Cantor, our directors and our executive officers; and amendments to those documents. The information contained on, or that may be accessed through, our website is not part of, and is not incorporated into, this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference into this prospectus the following documents:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2014 filed on March 2, 2015;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015 filed on May 11, 2015;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015 filed on August 10, 2015;

•	our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2015 filed on November 9, 2015;

•	our Definitive Proxy Statement on Schedule 14A for our 2015 Annual Meeting of Stockholders filed on April 22, 2015;

•	our Current Report on Form 8-K filed on January 7, 2015;

•	our Current Report on Form 8-K filed on January 9, 2015;

•	our Current Report on Form 8-K filed on January 13, 2015;

•	our Current Report on Form 8-K filed on January 16, 2015;

•	our Current Report on Form 8-K filed on January 20, 2015;

•	our Current Report on Form 8-K filed on January 21, 2015;

•	our Current Report on Form 8-K filed on January 22, 2015;

•	our Current Report on Form 8-K filed on January 29, 2015;

•	our Current Report on Form 8-K filed on January 30, 2015;

•	our Current Report on Form 8-K filed on January 13, 2015;

•	our Current Report on Form 8-K filed on February 2, 2015;

•	our Current Report on Form 8-K filed on February 4, 2015;

•	our Current Report on Form 8-K filed on February 11, 2015 (other than as indicated therein);

•	our Current Report on Form 8-K filed on February 12, 2015;

•	our Current Report on Form 8-K filed on February 19, 2015;

•	our Current Report on Form 8-K filed on February 20, 2015;

•	our Current Report on Form 8-K filed on February 25, 2015;

•	our Current Report on Form 8-K filed on February 27, 2015;

•	our Current Report on Form 8-K filed on March 4, 2015;

•	our Current Report on Form 8-K filed on April 17, 2015;

•	our Current Report on Form 8-K filed on April 29, 2015 (other than as indicated therein);

•	our Current Report on Form 8-K/A filed on May 8, 2015;

•	our Current Report on Form 8-K filed on June 5, 2015;

•	our Current Report on Form 8-K filed on June 30, 2015 (other than as indicated therein);

•	our Current Report on Form 8-K filed on July 10, 2015;

•	our Current Report on Form 8-K filed on July 29, 2015 (other than as indicated therein);

•	our Current Report on Form 8-K filed on August 28, 2015;

•	our Current Report on Form 8-K filed on October 1, 2015;

•	our Current Report on Form 8-K filed on October 28, 2015 (other than as indicated therein);

•	our Current Report on Form 8-K filed on November 18, 2015;

•	our Current Report on Form 8-K filed on December 14, 2015;

•	our Current Report on Form 8-K/A filed on December 17, 2015;

•	our Current Report on Form 8-K filed on December 23, 2015;

•	our Current Report on Form 8-K filed on January 12, 2016;

•	our Registration Statement on Form 8-A for our Class A common stock filed on November 18, 1999;

•	our Amendment No. 1 to our Registration Statement on Form 8-A/A filed on March 7, 2001; and

•	all documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (Commission File Numbers 0-28191 and 1-35591) after the date of this prospectus and before the completion of the offering of the shares of our Class A common stock included in this prospectus.

Any statement contained in this prospectus or any prospectus supplement, or in a document incorporated or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded to the extent that a statement contained herein, or in any subsequent prospectus supplement or in any subsequently filed document that also I incorporated or deemed to be incorporated by reference herein or therein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any prospectus supplement.

You may obtain copies of these documents, at no cost to you, from our website (www.bgcpartners.com), or by writing or telephoning us at the following address:

Investor Relations

BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

(212) 610-2426

BGC Partners, Inc.

PART II

Information Not Required in Prospectus

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than any underwriting discounts and/or commissions, payable in connection with the offering of the shares of Class A common stock being registered, all of which will be paid by BGC Partners, Inc. (the “Registrant”). All amounts are estimates except the Securities and Exchange Commission (the “SEC”) registration fee.

Amount
SEC registration fee	$21,115
Printing and engraving expenses	5,000
Legal fees and expenses	50,000
Accounting fees and expenses	10,000
Transfer agent and registrar fees and expenses	3,000
Miscellaneous	885

Total	$90,000

Item 15. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the Registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide for indemnification by the Registrant of its directors and officers to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (4) for any transaction from which the director derived an improper personal benefit. The Registrant’s Amended and Restated Certificate of Incorporation provides for such limitation of liability to the fullest extent permitted by the DGCL.

The Registrant maintains standard policies of insurance under which coverage is provided (1) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act, while acting in their capacity as directors and officers of the Registrant, and (2) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to any indemnification provision contained in the Registrant’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws or otherwise as a matter of law.

Any underwriting agreement or agency agreement that may be entered into connection with sales under this Registration Statement will likely provide for indemnification of directors and certain officers of the Registrant by the underwriters or agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Item 16. Exhibits.

The Index to Exhibits beginning on page II-6 is hereby incorporated by reference.

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that:

Paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(i) Each prospectus filed by a Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, BGC Partners, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on January 12, 2016.

BGC PARTNERS, INC.

/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chairman and Chief Executive Officer

POWER OF ATTORNEY

Each of the undersigned, whose signature appears below, hereby constitutes and appoints Howard W. Lutnick and Stephen M. Merkel, and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, whether pre-effective or post-effective, and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary or appropriate to be done with respect to this registration statement or any amendments hereto in the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant, BGC Partners, Inc., in the capacities and on the date indicated.

Signature	Capacity in Which Signed	Date

/s/ Howard W. Lutnick Howard W. Lutnick	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	January 12, 2016

/s/ A. Graham Sadler A. Graham Sadler	Chief Financial Officer (Principal Financial and Accounting Officer)	January 12, 2016

/s/ Linda A. Bell Linda A. Bell	Director	January 12, 2016

/s/ Stephen T. Curwood Stephen T. Curwood	Director	January 12, 2016

/s/ John H. Dalton John H. Dalton	Director	January 12, 2016

/s/ William J. Moran William J. Moran	Director	January 12, 2016

INDEX TO EXHIBITS

The following exhibits are included or incorporated by reference in this registration statement on Form S-3 (certain documents have been previously filed with the SEC pursuant to the Exchange Act by BGC Partners, Inc. (Commission File Numbers 0-28191 and 1-35591) or by GFI Group Inc. (Commission File No. 1-34897)):

Exhibit Number	Exhibit Title

2.1	Agreement and Plan of Merger, dated as of May 29, 2007, by and among eSpeed, Inc., BGC Partners, Inc., Cantor Fitzgerald, L.P., BGC Partners, L.P., BGC Global Holdings, L.P. and BGC Holdings, L.P. (incorporated by reference to the Registrant’s Definitive Proxy Statement on Schedule 14A filed with the SEC on February 11, 2008)

2.2	Amendment No. 1, dated as of November 5, 2007, to the Agreement and Plan of Merger, dated as of May 29, 2007, by and among eSpeed, Inc., BGC Partners, Inc., Cantor Fitzgerald, L.P., BGC Partners, L.P., BGC Global Holdings, L.P. and BGC Holdings, L.P. (incorporated by reference to the Registrant’s Definitive Proxy Statement on Schedule 14A filed with the SEC on February 11, 2008)

2.3	Amendment No. 2, dated as of February 1, 2008, to the Agreement and Plan of Merger, dated as of May 29, 2007, by and among eSpeed, Inc., BGC Partners, Inc., Cantor Fitzgerald, L.P., BGC Partners, L.P., BGC Global Holdings, L.P. and BGC Holdings, L.P. (incorporated by reference to the Registrant’s Definitive Proxy Statement on Schedule 14A filed with the SEC on February 11, 2008)

2.4	Stock Purchase Agreement, dated November 15, 2015, by and among GFINet, Inc., GFI TP Holdings Pte Ltd., Intercontinental Exchange, Inc., and, solely for the purposes set forth therein, GFI Group Inc. and BGC Partners, Inc. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on November 18, 2015)

2.5	Agreement and Plan of Merger, dated December 22, 2015, by and among BGC Partners, Inc., JPI Merger Sub 1, Inc., JPI Merger Sub 2, LLC, Jersey Partners Inc., New JP Inc., Michael Gooch and Colin Heffron (incorporated by reference to Exhibit 2.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on December 23, 2015)

4.1	Amended and Restated Certificate of Incorporation of BGC Partners, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2008)

4.2	Amended and Restated Bylaws of BGC Partners, Inc. (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2008)

4.3	Specimen Class A Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 filed with the SEC on April 18, 2008)

4.4	Warrant Agreement, dated as of August 21, 2002, between eSpeed, Inc. and UBS USA, Inc. (incorporated by reference to Exhibit 10.19 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed with the SEC on November 14, 2002)

4.5	Warrant Agreement, dated as of September 13, 2001, between eSpeed, Inc. and Exchange Brokerage Systems Corp. (incorporated by reference to Exhibit 10.24 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 filed with the SEC on November 14, 2002)

4.6	Amended and Restated Warrant Agreement, dated as of October 23, 2003, between eSpeed, Inc. and UBS USA, Inc. (incorporated by reference to Exhibit 10.27 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 filed with the SEC on November 13, 2003)

4.7	Warrant Agreement, dated as of February 24, 2006, among eSpeed, Inc. and IDT Horizon GT, Inc. (incorporated by reference to Exhibit 4.10 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005)

4.8	Note Purchase Agreement, dated as of March 31, 2008, by and among BGC Partners, L.P. and the Purchasers whose names appear at the end thereof (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2008)

4.9	Guaranty of BGC Partners, Inc., dated as of March 31, 2008 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2008)

4.10	Letter Agreement, dated as of March 31, 2008, by and between BGC Partners, Inc. and Cantor Fitzgerald, L.P. (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2008)

4.11	Subscription Agreement, dated March 16, 2010, among BGC Partners, Inc., BGC Holdings, L.P. and Cantor Fitzgerald, L.P. (incorporated by reference to Exhibit 10.43 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2009 filed with the SEC on March 16, 2010)

Exhibit Number	Exhibit Title

4.12	Indenture, dated as of April 1, 2010, between BGC Partners, Inc. and Wells Fargo Bank, National Association, as Trustee, relating to the 8.75% Convertible Senior Notes due 2015 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2010)

4.13

Supplemental Indenture, dated as of May 4, 2010, between BGC Partners, Inc. and Wells Fargo Bank National Association, as Trustee, relating to the 8.75% Convertible Senior Notes due 2015 (incorporated by reference to

Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 filed on May 5, 2010)

4.14	BGC Partners, Inc. 8.75% Convertible Senior Notes due 2015 (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2010)

4.15	BGC Holdings, L.P. 8.75% Senior Convertible Notes due 2015 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2010)

4.16	Registration Rights Agreement, dated as of December 9, 1999, by and among eSpeed, Inc. and the Investors named therein (incorporated by reference to Exhibit 10.6 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1999 filed with the SEC on March 29, 2000)

4.17	Registration Rights Agreement, dated as of March 31, 2008, by and between Cantor Fitzgerald, L.P. and BGC Partners, LLC (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2008)

4.18	Registration Rights Agreement, dated as of April 1, 2010, by and between BGC Partners, Inc. and Cantor Fitzgerald, L.P. (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on April 7, 2010)

4.19	Registration Rights Agreement, dated as of June 5, 2000, among eSpeed, Inc., Williams Energy Marketing & Trading Company and Dynegy, Inc. (incorporated by reference to Exhibit 10.9 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed with the SEC on August 14, 2000)

4.20	Registration Rights Agreement, dated as of September 22, 2000, among eSpeed, Inc., EIP Holdings, LLC, Williams Energy Marketing & Trading Company and Coral Energy Holding, LP, Koch Energy Trading, Inc. TXU Energy Trading Company and Dominion Energy Exchange, Inc. (incorporated by reference to Exhibit 10.16 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2000)

4.21	Registration Rights Agreement, dated as of July 30, 2001, among eSpeed, Inc. and the Investors named therein (incorporated by reference to Exhibit 10.19 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001)

4.22	Registration Rights Agreement, dated as of August 21, 2002, by and between eSpeed, Inc. and UBS USA Inc. (incorporated by reference to Exhibit 10.20 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002)

4.23	Stock Purchase Agreement, dated April 26, 2000, between eSpeed, Inc. and Cantor Fitzgerald Securities (incorporated by reference to Exhibit 10.10 to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2000)

4.24	Indenture, dated as of July 29, 2011, between BGC Partners, Inc. and U.S. Bank National Association, as Trustee, relating to the 4.50% Convertible Senior Notes due 2016 (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on August 1, 2011)

4.25	Indenture, dated as of June 26, 2012, between BGC Partners, Inc. and U.S. Bank National Association, as Trustee, relating to the 8.125% Senior Notes due 2042 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on June 27, 2012)

4.26	First Supplemental Indenture, dated as of June 26, 2012, between BGC Partners, Inc. and U.S. Bank National Association, as Trustee, relating to 8.125% Senior Notes due 2042 (incorporated by reference to Exhibit 4.2 to the Registrant’s Current Report on Form 8-K filed with the SEC on June 27, 2012)

Exhibit Number	Exhibit Title

4.27	Second Supplemental Indenture, dated as of December 9, 2014, between BGC Partners, Inc. and U.S. Bank National Association, as trustee, relating to the 5.375% Senior Notes due 2019 (incorporated by reference to Exhibit 4.2 to the Registration’s Current Report on Form 8-K filed with the SEC on December 10, 2014)

4.28	Form of BGC Partners, Inc. 5.375% Senior Notes due 2019 (incorporated by reference to Exhibit 4.3 to the Registrant’s Current Report on Form 8-K filed with the SEC on December 10, 2014)

4.29	Promissory Note, dated April 28, 2015, from BGC Partners, L.P. to GFI Group Inc. in the aggregate amount of $250,000,000 (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on May 11, 2015)

4.30	Indenture, dated as of July 19, 2011, between GFI Group Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee, relating to the 8.375% Senior Notes due 2018 of GFI Group Inc. (incorporated by reference to Exhibit 4.2 to the GFI Group Inc. Current Report on Form 8-K filed with the SEC on July 22, 2011 (File No. 1-34897))

4.31	Form of Exchange 8.375% Senior Notes due 2018 (incorporated by reference to Exhibit 4.4 of the GFI Group Inc. Amendment No. 1 to Registration Statement on Form S-4 filed with the SEC on November 14, 2011 (File No. 333-117459))

4.32	Guarantee, dated as of July 10, 2015, between BGC Partners, Inc. and GFI Group Inc. (incorporated by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K filed with the SEC on July 10, 2015)

4.33	Revolving Credit Agreement, dated as of October 1, 2015, between BGC Partners, Inc. and Cantor Fitzgerald, L.P. (incorporated by reference to Exhibit 4.33 to the Registration’s Registration Statement on Form S-3 filed with the SEC on October 9, 2015 (File No. 333-207376))

4.34	First Supplemental Indenture, dated as of November 4, 2015, among GFI Group Inc., BGC Partners, Inc. and The Bank of New York Mellon Trust, N.A., as Trustee, relating to the 8.375% Senior Notes due 2018 of GFI Group Inc. (incorporated by reference to Exhibit 4.4 to the Registrant’s Quarterly Report on Form 10-Q filed with the SEC on November 9, 2015)

5.1	Opinion of Stephen M. Merkel

23.1	Consent of Ernst & Young LLP

23.2	Consent of Ernst & Young LLP

23.3	Consent of PricewaterhouseCoopers LLP

23.4	Consent of Stephen M. Merkel (included in Exhibit 5.1 to the Registration Statement)

24.1	Powers of Attorney (included on the signature page of the Registration Statement)